Exhibit 3.26

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

Graham Packaging PET Technologies Inc.

Incorporated under the name of Continental Pet

Technologies, Inc.

Graham Packaging PET Technologies Inc., a Delaware corporation, hereby certifies as follows:

FIRST. The name of the corporation is Graham Packaging PET Technologies Inc. The date of filling of its original certificate of incorporation with the Secretary of State was June 21, 1983.

SECOND. This amended and restated certificate of incorporation amends, restates and integrates the provisions of the certificate of incorporation of the corporation and has been adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by written consent of the holder of all of the outstanding stock of the corporation in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD. The certificate of incorporation, as heretofore amended, is amended to:

(i)	decrease the authorized share capital of the corporation; and

(ii)	eliminate the 5% Class A Preferred Stock.

FOURTH. The text of the Certificate of Incorporation is hereby amended and restated to read herein as set forth in full:

1. The name of the corporation is Graham Packaging PET Technologies Inc.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The aggregate number of shares of stock which the corporation shall have the authority to issue is 3,000, all of which shall be designated as common stock, $1.00 par value per share.

5. No holder of common stock shall be entitled as a matter of right to subscribe for or purchase, or have any preemptive right with respect to, any part of any new or additional issue of stock of any class whatsoever, or of securities convertible into any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend.

6. Except as otherwise provided by the board of directors, all voting rights of the corporation shall be vested exclusively in the holders of the common stock who shall be entitled to one vote per share.

7. The corporation is to have perpetual existence.

8. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the by-laws of the corporation.

9. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

10. A director or officer of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article 9 shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

IN WITNESS WHEREOF, Graham Packaging PET Technologies Inc. has caused this certificate to be signed by Roger M. Prevot, its President and Chief Operating Officer, and attested by Jeanne M. Gibson, its Assistant Secretary, on the 5th day of May, 2005.

GRAHAM PACKAGING PET TECHNOLOGIES INC.

By:	/s/ Roger M. Prevot
Roger M. Prevot, President and Chief Operating Officer

Attest:

/s/ Jeanne M. Gibson
Jeanne M. Gibson